EXHIBIT 12.1
CAMDEN PROPERTY TRUST
STATEMENT REGARDING COMPUTATION OF RATIOS
FOR THE FIVE YEARS ENDED DECEMBER 31

(in thousands, except for ratio amounts)	2009(1)	2008(2)	2007(3)	2006(4)	2005(5)

EARNINGS BEFORE FIXED CHARGES:
Income (loss) from continuing operations before income taxes	$(61,464)	$(2,177)	$56,158	$141,923	$155,850
Less: Equity in income (loss) of joint ventures	695	(1,265)	1,526	5,156	10,049

	(62,159)	(912)	54,632	136,767	145,801
Add: Distributed income of joint ventures	5,664	5,392	5,406	—	—
Less: Interest capitalized	10,298	17,718	22,622	20,627	17,513
Less: Preferred distribution of subsidiaries	7,000	7,000	7,000	7,000	7,028

Total earnings before fixed charges	(73,793)	(20,238)	30,416	109,140	121,260

FIXED CHARGES:
Interest expense	128,296	132,399	115,753	117,348	110,672
Interest capitalized	10,298	17,718	22,622	20,627	17,513
Accretion of discount	628	571	590	694	687
Loan amortization	3,925	2,958	3,661	3,782	3,712
Interest portion of rental expense	940	928	912	864	823
Preferred distribution of subsidiaries	7,000	7,000	7,000	7,000	7,028

Total fixed charges	151,087	161,574	150,538	150,315	140,435

Total earnings and fixed charges	$77,294	$141,336	$180,954	$259,455	$261,695

RATIO OF EARNINGS TO FIXED CHARGES	0.51	0.87	1.20	1.73	1.86

(1)
We would have needed to generate $73,793 to achieve a coverage of one to one in 2009. Earnings include an $85,614, impact related to impairment associated with land development activities and a $2,550 impact related to loss on early retirement of debt. Excluding this impact, the ratio would be 1.10.

(2)
We would have needed to generate $20,238 to achieve a coverage of one to one in 2008. Earnings include a $51,323 impact related to impairment associated with land development activities, a $13,566 impact related to gain on early retirement of debt, and a $2,929 impact related to gain on sale of properties, including land. Excluding this impact, the ratio would be 1.09.

(3)	Earnings include a $1,447 impact related to impairment associated with land development activities. Excluding this impact, the ratio would be 1.21.

(4)	Earnings include a $97,452 impact related to gain on sale of properties, including land. Excluding this impact, the ratio would be 1.08.

(5)	Earnings include a $132,914 impact related to gain on sale of properties, including land. Excluding this impact, the ratio would be 0.92.

INTEREST COVERAGE RATIO
Total revenues	$649,369	$604,476	$613,321	$596,559	$536,608
Total expenses	(623,364)	(570,560)	(557,242)	(557,244)	(523,382)
Income from discontinued operations	1,341	4,847	13,558	16,642	17,141
Add: Depreciation and amortization	178,607	174,772	160,958	152,988	159,325
Add: Depreciation of discontinued operations	—	2,762	6,955	10,685	15,668
Add: Interest expense	128,296	132,399	115,753	117,348	110,672
Add: Interest expense of discontinued operations	—	466	998	996	876

Total	$334,249	$349,162	$354,301	$337,974	$316,908

Total interest expense	$128,296	$132,865	$116,751	$118,344	$111,548

INTEREST COVERAGE RATIO	2.6	2.6	3.0	2.9	2.8